SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Senior Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Phyllis G. Korff, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 20, 2010 and amended on August 30, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), relating to the tender offer (the “Offer”) by Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (the “Offeror”), to purchase up to 9,275,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of the Company, at a price of $3.00 per Share, less the amount of any dividend declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest) (the “Offer Price”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(c) Reasons for the Recommendation

The following paragraphs are inserted immediately after the last paragraph:

Pursuant to the terms and conditions of the Share Redemption Program (the “Program”), the Company redeems Shares quarterly, making a determination to approve redemption requests from Stockholders no later than 30 days following the Applicable Quarter End (as defined in the Program). With respect to the third quarter ending on September 30, 2010 (the “Third Quarter”), it is the Company’s current intention to make a determination as to whether to approve redemption requests prior to the currently scheduled expiration of the Offer at 5:00 p.m., Eastern Time, on October 1, 2010. As described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 21, 2010, subject to the terms and conditions of the Program, for the Third Quarter the Company expects to redeem approximately 8% of the Shares of each Stockholder requested to be redeemed.

Assuming that the Company makes a determination to approve redemption requests for the Third Quarter, any Stockholder who has both (i) submitted a valid and not withdrawn redemption request in respect of the Third Quarter to the Company pursuant to the Program in respect of Shares, and (ii) tendered such Shares into the Offer will have such Shares redeemed pro rata in accordance with the terms and conditions of the Program. Any Shares so redeemed will not be available for purchase in the Offer.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. KIRK SCOTT
Name:	M. Kirk Scott
Title:	Chief Financial Officer and Treasurer

Dated: September 24, 2010

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